OAO Siberian Oil Company
4 Sadovnicheskaya St.,
Moscow, 113035, Russia

02 MAR 19 AM 8:45

02015950

№ 05/2092
от 15.03.2002 г.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

Rule 12g3-2(b) File No. 82-4882

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Valery A. Oif
Vice President

3/19

File No. 82-4882

ANNEX A

Exhibit 1:	Publication in the FSC Bulletin Supplement ("Vestnik") № 15, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 22 February, 2002
Exhibit 2:	Publication in the FSC Bulletin Supplement ("Vestnik") № 13, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 February, 2002
Exhibit 3:	Official press-release on the fact that Sibneft Halliburton Sign Framework Agreement, dated 07 February, 2002
Exhibit 4:	Official press-release on the fact that Sibneft Appoints New Head of International Media Relations, dated 27 February, 2002

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 15, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 22 February, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **04.02.2002**
Code: **0100146A04022002**

Hereby JSC Sibneft informs that some changes have occurred in the list of legal entities in which the Issuer has a share.
Full name of the legal entity in which Issuer has sold the share:
Limited Liability Company "Sibneft-Krasnoyarsknefteprodukt"
Legal address: 660049, Krasnoyarsk, Severnoe Sh.,23, "G"
Postal address: 660049, Krasnoyarsk, Severnoe Sh.,23, "G"
Share of the Issuer in the Charter Capital of the legal entity:
Before changing – 0%
After changing – 100%

Date of the changing: 04.02.2002

Vice President E.Y.Poltorak

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 13, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 15 February, 2002

File No. 82-4882

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **07.02.2002**
Code: **0100146A07022002**

Hereby JSC Sibneft informs that there was made an unanimous decision on the Board of Directors Meeting dated 6 February 2002 of entering into the major deal, the total cost of which, including principal amount, interest, fees and expenses, exceeded 25% but not more than 50% of the balance assets of the Company at the date of making decision and amounted at about 480 000 000 USD. According to the decision of the Board of Directors Meeting JSC Sibneft will enter into Facility Agreement and relevant Agreements for attracting loan in the amount of 300 000 000 USD, for the term of 5 years with fixed interest rate of 11,5% annual. Funds will be used for the repaying of existed short-term debt and for reinforcement of the working capital. The lender - bank "Salomon Brothers AG" finances the loan through the issue of the bonds of the participation in the loan with fixed income which are placed in the international capital market.

Vice President E.Y.Poltorak

Exhibit 3

Official press-release on the fact that Sibneft and Halliburton Sign Framework Agreement, dated 07 February, 2002

File No. 82-4882

Sibneft and Halliburton Sign Framework Agreement

Moscow, 7 February 2002; Halliburton International Inc. and Sibneft have signed an agreement paving the way for Halliburton to provide a full range of oilfield services to Sibneft's upstream division. Sibneft intends to use Halliburton's new technologies to improve reservoir management, raise production from its existing well stock and carry out workovers of idle wells.

Halliburton intends to begin work at Sibneft's fields in spring 2002. The company will initially provide directional drilling, sidetracking, logging and cementing services. The two companies will establish a joint engineering team to plan new projects.

Halliburton is currently a subcontractor for Sibneft's horizontal drilling project with Pride Forasol at its Sugmut field, and is providing its Sperry-Sun and Baroid product service line applications. This latest agreement provides for the establishment of a direct relationship between Sibneft and Halliburton.

"The current and future services provided under this framework agreement will give Halliburton a broader geographic presence and increased market share in Russia. Collaboration with Sibneft will also allow Halliburton to introduce and implement technologies which are new to the region", said Dave Lesar, chairman, president and CEO of Halliburton.

"Sibneft's strategy is aimed at maximizing its use of outsourcing," said Sibneft president and CEO Eugene Shvidler. "The application of new technologies never before employed in Russia will enable Sibneft to retain its productivity lead over its peers. This agreement will also contribute to the development of a market for advanced oilfield services in Western Siberia."

Founded in 1919, Halliburton is one of the world's largest providers of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group and Engineering and Construction business segments. The company's site can be accessed at www.halliburton.com.

Exhibit 4

Official press-release on the fact that Sibneft Appoints New Head of International Media Relations, dated 27 February, 2002

File No. 82-4882

Sibneft Appoints New Head of International Media Relations

Moscow, 27 February 2002; Sibneft has appointed Josh Tulgan as the company's new Head of International Media Relations. Josh formerly worked with leading global public relations and marketing services firm Burson-Marsteller in New York and Moscow.

Josh has a broad-based marketing background, having also worked as a product-marketing manager for an Internet services company and as a project leader for an effort to develop Internet-based distance learning tools throughout Russia. He is a graduate of Bowdoin College, Brunswick, Maine, and Phillips Academy, Andover, Massachusetts.

"We are delighted to welcome Josh to this key role," said Sibneft president Eugene Shvidler. "Josh's skills as a professional communicator will help the company to communicate more clearly and effectively with the international investment community."